SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Schedule 13E-3
Amendment No. 1
(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934
and Rule 13E-3 Thereunder

Rule 13e-3 Transaction Statement Under Section 13(e)
of the Securities Exchange Act of 1934

Peoples-Sidney Financial Corp.
(Name of the Issuer)

Peoples-Sidney Financial Corp.
(Name of Person(s) Filing Statement)

Common Stock, $.01 Par Value
(Title of Class of Securities)

712308-10-5
(CUSIP Number of Class of Securities)

Douglas Stewart
President and Chief Executive Officer
101 East Court Street
Sidney, Ohio 45365
(937) 492-6129
(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

Jeffrey M. Werthan, Esq.
Katten Muchin Rosenman LLP
1025 Thomas Jefferson Street, N.W., East Lobby, 7th Floor
Washington, DC  20007
(202) 625-3569

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,289,000	$50.66
________
*
For purposes of calculating the fee only.  This amount assumes the acquisition of 95,730 shares of common stock of the subject company estimated to be acquired from shareholders to which this Rule 13e-3 Transaction Statement relates for $13.47 per share.

**	The filing fee equals $1,289,000 x 0.00003930 as determined by Rule 0-11(b)(1).

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $50.66

Form or Registration No.: Schedule 13e-3, Amendment No. 1 to Schedule 13e-3

Filing Party: Peoples-Sidney Financial Corp.

Date Filed: May 21, 2008 and June 3, 2008, respectively

INTRODUCTION

This amendment No. 1 amends and supplements the Schedule 13E-3 filed on May 21, 2008 (as amended, the “Schedule 13E-3”) filed by Peoples-Sidney Financial Corp. (the “Company”).  The Schedule 13E-3 relates to a proposal by the Company to have its stockholders consider an amendment to the Company’s Certificate of Incorporation to effect a 1-for-600 reverse stock split, followed immediately by an amendment to the Company’s Certificate of Incorporation to effect a 600-for-1 forward stock split.  As a result of the stock splits, (a) each stockholder owning fewer than 600 common shares of PSFC immediately before the effective time of the stock splits will receive $13.47 in cash, without interest, for each PSFC common shares owned by such stockholder immediately prior to the stock splits and will no longer be a stockholder of PSFC; and (b) each stockholder of 600 or more PSFC shares immediately before the effective time of the stock splits will continue to hold the same number of shares after the stock splits and will not receive any cash.  Based upon the Company’s analysis, it expects to pay approximately $1,289,000 to its stockholders in the aggregate in connection with the reverse stock split.
The purpose of this Amendment No. 1 is to include as an exhibit a memorandum prepared by Keller and Company, Inc., and provided to the Board of Directors of the Company on February 20, 2008, with respect to the reverse stock split

Except as otherwise noted below, no changes have been made to the responses to the items in the Schedule 13E-3.

Item 16.  EXHIBITS

Item 1016 of the Schedule 13E-3 is hereby amended by adding thereto the following:

“(c)(ii)	Memorandum from Keller and Company, Inc., dated February 20, 2008, to Peoples-Sidney Financial Corporation/Peoples Federal Savings and Loan Association.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: June 3, 2008	PEOPLES-SIDNEY FINANCIAL CORP.

/s/ Douglas Stewart
Douglas Stewart
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(i)	Preliminary Proxy Statement on Schedule 14A, including all appendices thereto, filed by PSFC with the SEC on May 21, 2008 (incorporated herein by reference) (the “Proxy Statement”).

(a)(ii)	Press Release issued by PSFC on April 14, 2008 (incorporated herein by reference to Exhibit 99.1 to the Current report on Form 8-K filed by PSFC with the SEC on April 14, 2008).

(c)(i)	Opinion of Keller and Associates, dated May 15, 2008 (incorporated herein by reference to Exhibit A to the Proxy Statement).

(c)(ii)	Memorandum from Keller and Company, Inc., dated February 20, 2008, to Peoples-Sidney Financial Corporation/Peoples Federal Savings and Loan Association.

Exhibit (c)(ii)

KELLER & COMPANY, INC.

Memo

To:/Company:	Peoples-Sidney Financial Corporation/Peoples Federal
Savings and Loan Association

From:	Mike Keller

Date:	February 20, 2008

Subject:	Reverse Stock Split

Terms
12/31/07

1. Assets	$136,507,000

2. Shares outstanding	1,361,048

3. Equity	$15,582,000

4. Equity or book value per share	$11.45

5. Market price @ February 19, 2008	$12.50

6. Average market price (15-day)	$12.91

7. Current price to book ratio	109.17%

8. Current dividend yield ($.64)	5.12%

9. After reverse stock split - 1 for 600 shares	2,108.86 shares after reverse stock split
including purchase of 95,730 shares
New forward stock split - 600 shares for 1	1,265,318 shares

10. Earnings - 12 months ended 12/31/07

Year Ended June 30, 2007 =	$1,020,000
Six months - December 31, 2007 =	432,000
Six months - December 31, 2006 =	(569,000)

Twelve months’ earnings-12/31/07 =	$884,000

555 Metro Place N., Suite 524, Dublin, Ohio 43017 (614) 766-1426, Fax (614) 766-1459

11.  EPS = $0.65

12.  Assets Per Share = $100.30

13. Current P/E -	$12.50 =	19.23x based on current price
$0.65

14.	Prem = $1.65 or 13.96% based on 30-day average market price of $11.82; $0.56 or 4.34% based on 15-day average market price of $12.91 and $0.97 or 7.76% based on recent price of $12.50
New Buyout Price = $13.47

15. New P/E =	$13.47 =	20.72x based on buyout price
$ 0.65

16.  BV/Share
Old Equity = $15,582,000
Old BV/Share = $11.45
New Equity = $14,289,517 (Based on repurchase cost of $1,289,483.10)
New BV/Share = $11.30 (Excludes any costs/fees related to the transaction)

17.	Old P/B = 109.17% -	$12.50
		$11.45
	New P/B = 119.20% -	$13.47
		$11.30

18.  Pricing Comparisons

Group	P/B	P/E	P/A	Core ROAA	Core ROAE	Equity/ Assets	Dividend/ Yield

Peoples-Sidney	109.17%	19.23x	12.46%	0.65%	5.68%	11.41%	5.12%
New	119.20%	20.72x	13.43%	–	–	–	–
Peer Group	89.48%	19.49x	11.25%	0.52%	5.27%	9.84%	3.01%
Ohio Thrifts	82.45%	24.22x	8.53%	0.41%	4.04%	10.07%	4.01%
Midwest Thrifts	91.68%	20.15x	9.50%	0.46%	5.35%	8.42%	3.26%
All Thrifts	96.56%	20.06x	10.61%	0.49%	5.65%	8.69%	2.86%

Peer Group Financial Characteristics

Peer Group	Assets (000)	Core ROAA	Core ROAE	Equity/ Assets	Dividend Yield

1. CKF Bancorp, Inc. Kentucky	$153,548	0.70%	6.71%	10.61%	5.70%
2. East Side Financial, Inc. Illinois	139,306	0.32%	3.61%	8.51%	0.51%
3. First Banc Trust Illinois	302,858	0.38%	4.40%	8.73%	2.34%
4. First Independence Corp. Kansas	191,465	0.73%	8.37%	8.86%	3.59%
5. Home City Financial Corp Ohio	134,125	0.38%	4.10%	10.09%	4.36%
6. Lexington B&L Fin. Corp. Missouri	133,430	0.72%	6.48%	11.50%	2.29%
7. Liberty Bancorp Missouri	333,186	0.63%	3.94%	15.07%	0.98%
8. Logansport Financial Corp Indiana	154,234	0.46%	4.22%	11.51%	4.48%
9. Redwood Financial Inc Minnesota	134,270	0.19%	1.78%	6.36%	0.00%
10. River Valley Bancorp Indiana	348,027	0.65%	9.09%	7.16%	5.87%
AVERAGE	$202,445	0.52%	5.27%	9.84%	3.01%
Peoples-Sidney Financial Corp.	$136,507	0.65%	5.68%	11.41%	5.12%

NOTE:	Parameters for peer group include location in the Midwest, asset size range of $55.0 million to $350.0 million; core ROAA of 0.30% to 1.00% and equity to assets ratio of 6.0% to 16.0